HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
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RONALD J. LIEBERMAN
DIRECT DIAL: 404-888-4139
EMAIL: rlieberman@hunton.com
FILE NO: 66013.000012

June 11, 2007

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Mr. Kevin Woody, Division of Corporation Finance

Re:    Deerfield Triarc Capital Corp.
Form 10-K for Fiscal Year Ended
December 31, 2006
Filed March 14, 2007
Form 10-Q for Quarterly Period Ended
March 31, 2007
Filed May 10, 2007
File No. 1-32551

Dear Mr. Woody:

As counsel to Deerfield Triarc Capital Corp., a Maryland corporation (the “Company”), we are transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter, dated as of June 5, 2007. When used in this letter, the “Company,” “we,” “us,” and “our” refer to Deerfield Triarc Capital Corp.

For convenience of reference, each Staff comment contained in your June 5, 2007 comment letter to Richard Smith is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Form 10-K for the year ended December 31, 2006

Item 1A. Risk Factors

Tax Risks, page 33

Mr. Kevin Woody
United Stated Securities and Exchange Commission

June 11, 2007

1.	We note that you treat dividends received from your foreign TRSs as qualifying income for purposes of the 95% gross income test but not the 75% gross income test. We note that you indicated there is a risk that you may lose your REIT status if the IRS successfully challenges this characterization. Please provide to us management’s analysis of the likelihood that a reserve will be booked in future periods and how management has complied with the disclosure requirements of FIN 48 within your March 31, 2007 Form 10-Q.

Response: We treat subpart F inclusions from our foreign TRS as qualifying income for purposes of the 95% gross income test based on our consultation with our tax counsel, who have advised us that such income will be treated as qualifying income for that test. However, this income is not significant to our total revenues and even if we exclude this income from the 95% test, we would still satisfy that test and have excess cushion for complying with this annual test as of December 31, 2006. Therefore, at this time, we believe the need for a reserve in the future for this item is remote and no additional disclosure is required to comply with the disclosure requirements of FIN 48.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 55

2.	We note you disclose adjusted leverage; this appears to be a non-GAAP measure. Please explain to us how the calculation of this measure, and your related disclosures comply with Item 10(e) of Regulation S-K and the related Frequently Asked Questions.

Response: We acknowledge that a reference to the “Leverage” discussion on page 60 should have been included in footnote 3 of the table on page 55. We included a discussion of adjusted leverage on page 60 that we believe is in accordance with Item 10(e)(1)(i) of regulation S-K with the exception of clearly identifying adjusted leverage as a non-GAAP measure. In accordance with the rules we have provided equal or greater prominence to the GAAP measure (Item 10(e)(1)(i)(A)), a reconciliation is included that describes the difference in the GAAP and non-GAAP measure (Item 10(e)(1)(i)(B)) and a discussion of the reason we believe this measure is useful to users of our financial information (Item 10(e)(1)(i)(C)) is also included. Further, we believe that our practice and explanation of the reclassification of the trust preferred debt from total debt to equity in this specific calculation does not result in the exclusion of liabilities with regard to Item 10(e)(1)(ii)(A). We will modify and expand our disclosure in future filings. The following represents the form of disclosure that we would

Mr. Kevin Woody
United Stated Securities and Exchange Commission

June 11, 2007

expect to make in future filings using the year ended December 31, 2006 and 2005 information:

As of December 31, 2006 and 2005 our GAAP leverage was 12.0 times equity and 10.6 times equity, which was calculated by dividing out total debt (principal outstanding of repurchase agreements and long-term debt) of $8.3 billion by total stockholders’ equity of $689.0 million, as reported in our GAAP financial statements. However our adjusted leverage, a non-GAAP measure, was 10.0 and 9.8 times adjusted equity. The following table reconciles GAAP debt and equity to the non-GAAP adjusted debt and adjusted equity used in the calculation of adjusted leverage:

	December 31,
	2006	2005
Repurchase agreements	$7,372,035	$6,768,396
Less accrued interest	(46,858)	(26,788)
Repurchase agreements excluding accrued interest	7,325,177	6,741,608
Long-term debt	948,492	615,550
GAAP debt	8,273,669	7,357,158
Less trust preferred securities	123,717	51,550
Adjusted debt	$8,149,952	$7,305,608

GAAP equity	$688,953	$697,203
Plus trust preferred securities	123,717	51,550
Adjusted equity	$812,670	$748,753

Adjusted leverage (Adjusted debt / Adjusted equity)	10.0	9.8

We believe that the presentation of adjusted leverage is a useful measure for investors because we utilize this measure when managing our business. We have indicated a range of adjusted leverage in several of our business lines. This provides a useful measure to manage our business, as the risk in certain of our business lines is related to our ability to meet expected margin calls based on different rate and repayment scenarios. If our adjusted leverage becomes too large, we may not have the liquidity to meet margin calls under certain interest rate scenarios. By measuring the adjusted leverage, we can determine our flexibility to deal with changing interest rates and margin requirements. Although the trust preferred securities are treated as debt under GAAP, the nature and term of the securities is such that we believe it appropriate to treat the securities as equity for the purpose of the adjusted leverage calculation. The securities have important attributes of equity, in that they are very long-term (30-year maturity) and have very limited financial covenants, and the proceeds from the securities provide us with long-term capital to leverage our investments. We believe adjusted leverage more appropriately provides information on the risk in the portfolio associated with potential margin calls based on interest rate movements and changes in margin requirements.

Mr. Kevin Woody
United Stated Securities and Exchange Commission

June 11, 2007

Liquidity and Capital Resources, page 60

3.	We note that you did not discuss liquidity and capital resources for the year ended December 31, 2005. Please explain how you have complied with Item 303 of Regulation S-K in determining that it was not necessary to provide a discussion of liquidity and capital resources for all periods presented in your financial statements.

Response: In our combined discussion of Liquidity and Capital Resources, we have presented relevant discussions of liquidity for the year ended December 31, 2005 in our leverage discussion (pages 60 and 61), sources of funds (Page 61 and 62) and distribution policy (page 63). In addition to the year ended December 31, 2005 discussion, we also have provided information related to sources of funds for prior periods. We combined the discussion of Liquidity and Capital Resources, as we believe this is the most appropriate manner to present this information. We understand that the presentation of Capital Resources for the year ended December 31, 2005 is not required, as only a discussion as of the end of the latest fiscal period is required by the rule. We will include a prior period discussion of the cash flows in future filings.

Consolidated Statements of Operations, page 71

4.	We note that you omit the line item net interest income after provision for loan losses. Tell us how you have complied with Rule 9-04 of Regulation S-X or tell us why you believe it was not necessary to disclose this amount.

Response: We considered the guidance in SAB Topic 11K in arriving at the format of our statement of operations. We believe adding the caption “net interest income after provision for loan losses” may be meaningful to users of our financial statements and we will include it in future filings.

Note 9. Stockholders’ Equity, page 86

Mr. Kevin Woody
United Stated Securities and Exchange Commission

June 11, 2007

5.	It does not appear that you have provided all the required disclosures for share based compensation in accordance with SFAS 123(R). Please explain to us how you have complied with the disclosure requirements of paragraphs 64, and A240-A241 of SFAS 123(R).

Response: We believe we have included the material disclosures for share based compensation in accordance with paragraphs 64 and A240-A241 of SFAS 123(r). Our share based compensation has consisted solely of (a) one-time grants, from our stock incentive plan, in December 2004 to our non-employee manager of 403,847 shares of restricted common stock and options to purchase 1,346,156 shares of our common stock, (b) a grant, from our stock incentive plan, of 10,000 shares of our common stock to our independent board members, and (c) grants, from our authorized shares, to our manager, pursuant to our management agreement with it, of 15% of each of its incentive fees in the form of shares of common stock.

As a result of our limited share based compensation activity, we concluded that a narrative format was appropriate for this disclosure and believe that all material disclosures have been made, although not in a tabular format. In addition to the disclosures relating to the plan and each of the awards, we have disclosed all share based award activity, as well as the number of vested shares and options. In future filings, we will provide the share based compensation information in a tabular presentation rather than a narrative format so that disclosures more closely resemble the examples in FAS 123(r).

Form 10-Q for the three months ended March 31, 2007

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trends, page 23

6.	We note you have $179.2 million in subprime mortgages. Please tell us whether you have exposure to optional payment mortgage loans and if so, quantify the exposure and the amount of interest that has been capitalized related to these mortgage loans for each period presented.

Response: We do not have any exposure to optional payment mortgage loans as of March 31, 2007.

* * * *

Mr. Kevin Woody
United Stated Securities and Exchange Commission

June 11, 2007

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

/s/ Ronald J. Lieberman
Ronald J. Lieberman

cc:    Robert Telewicz
Jennifer Monick
Danielle Valkner
Frederick L. White
David C. Wright
David P. Murgio
O. Denny Kwon